Exhibit 12
MASCO CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Three
	Months
	Ended
	Mar. 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income (loss) from continuing operations before income taxes	$22	$(151)	$(193)	$876	$891	$1,447

Deduct equity in undistributed (earnings) of fifty-percent-or- less-owned companies	—	—	(1)	(2)	(1)	(1)

Add interest on indebtedness, net	57	224	228	258	241	246

Add amortization of debt expense	1	5	4	5	4	6

Add estimated interest factor for rentals	9	44	51	55	52	40

Earnings before income taxes, noncontrolling interest, net, fixed charges and preferred stock dividends	$89	$122	$89	$1,192	$1,187	$1,738

Fixed Charges:
Interest on indebtedness	$57	$221	$228	$259	$241	$244

Amortization of debt expense	1	5	4	5	4	6

Estimated interest factor for rentals	9	44	51	55	52	40

Total fixed charges	$67	$270	$283	$319	$297	$290

Preferred stock dividends (a)	$—	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$67	$270	$283	$319	$297	$290

Ratio of earnings to fixed charges	1.3	0.5	0.3	3.7	4.0	6.0

Ratio of earnings to combined fixed charges and preferred stock dividends	1.3	0.5	0.3	3.7	4.0	6.0

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	1.3	1.5	2.2	4.2	5.4	6.1

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)	Excludes the 2009 non-cash, pre-tax charge for goodwill impairment of $262 million; non-cash, pre-tax impairment charge for financial investments of $10 million and litigation expense of $7 million; 2008 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $467 million, financial investments of $58 million and litigation expense of $9 million; 2007 non-cash, pre-tax impairment charges for goodwill and other intangible assets of $119 million and the non-cash, pre-tax charge for financial investments of $22 million; 2006 non-cash, pre-tax impairment charges for goodwill and financial investments of $317 million and $101 million, respectively, and the pre-tax income related to the Behr litigation settlement of $1 million; and the 2005 pre-tax income related to the Behr litigation settlement of $6 million and the non-cash, pre-tax impairment charge for financial investments of $45 million.